As filed with the Securities and Exchange Commission on February 22, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(§240.13e-100)
Amendment No. 1
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. ☐)
RAE SYSTEMS INC.
(Name of the Issuer)
RAE SYSTEMS INC.
RAY HOLDING CORPORATION
RAY MERGER SUB CORPORATION
VECTOR CAPITAL III, L.P.
VECTOR ENTREPRENEUR FUND III, L.P.
VECTOR CAPITAL IV, L.P.
VECTOR CAPITAL PARTNERS III, L.P.
VECTOR CAPITAL PARTNERS IV, L.P.
VECTOR CAPITAL, L.L.C
ALEXANDER R. SLUSKY
CHEN REVOCABLE TRUST DTD 5/8/2001
CHEN FAMILY FOUNDATION
HSI FAMILY TRUST
ROBERT I. CHEN
PETER C. HSI
LIEN Q. CHEN
 (Name of Person(s) Filing Statement)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
75061P102
(CUSIP Number of Class of Securities)

RAE Systems Inc. 3775 North First Street San Jose, California 95134 Attention: Randall Gausman (408) 952-8200	Susan Wang Chairman of the Special Committee of the Board of Directors of RAE Systems Inc. 3775 North First Street San Jose, California 95134 (408) 952-8200	Ray Holding Corporation
Ray Merger Sub Corporation
Vector Capital III, L.P.
Vector EntrePreneur Fund III, L.P.
Vector Capital IV, L.P.
Vector Capital Partners III, L.P.
Vector Capital Partners IV, L.P.
Vector Capital, L.L.C.
Alexander R. Slusky
c/o Vector Capital Corporation
One Market Street, Steuart Tower, 23rd Floor
San Francisco, CA 94105
(415) 293-5000	Chen Revocable Trust DTD
5/8/2001
Chen Family Foundation
Hsi Family Trust
Robert I. Chen
Peter C. Hsi
Lien Q. Chen
c/o RAE Systems Inc.
3775 North First Street
San Jose, California 95134
(408) 952-8200
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
COPIES TO:

David K. Michaels, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, CA 94041 (650) 988-8500	Steve L. Camahort, Esq. Shearman & Sterling LLP 525 Market Street, 15th Floor San Francisco, CA 94105 (415) 616-1100	Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Street, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$82,800,590.25	$9,613.15

*	This calculation is based upon $0.0001161 multiplied by transaction valuation shown above. For purposes of calculating this fee only, the transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the merger consideration of $1.75 per share. For purposes of calculating the aggregate number of securities only, this number is based on (i) 46,119,207 shares of RAE Systems Inc. common stock outstanding and owned by stockholders other than 13,392,857 shares (the “Rollover Shares”) owned by the Rollover Holders (as defined below); and (ii) outstanding stock options to purchase an aggregate of 3,238,155 shares of RAE Systems Inc. common stock with exercise prices below $1.75 which are eligible to be cashed out in the merger. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by stockholders (other than the Rollover Holders with respect to the Rollover Shares) will be converted into the right to receive $1.75 in cash, without interest, and (ii) each outstanding stock option to purchase shares of RAE Systems Inc. common stock with a per share exercise price less than $1.75 will be converted into the right to receive a cash payment equal to (a) the excess of $1.75 over the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying such stock option.
☑	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously Paid: $9,613.15
Form or Registration No.: Schedule 14A
Filing Party: RAE Systems Inc.
Date Filed: February 1, 2011

Introduction
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) RAE Systems Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“RAE Systems”), (ii) Ray Holding Corporation, a Delaware Corporation, (“Purchaser”), (iii) Ray Merger Sub Corporation, a Delaware corporation (“Merger Sub”), (iv) Vector Capital III, L.P., a Delaware limited partnership (“VC III LP”), (v) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III LP”), (vi) Vector Capital IV, L.P., a Delaware limited partnership (“VC IV LP”), (vii) Vector Capital Partners III, L.P., an exempt Cayman limited partnership (“VCP III LP”), (viii) Vector Capital Partners IV, L.P., an exempt Cayman limited partnership (“VCP IV LP”), (ix) Vector Capital, L.L.C., a Delaware limited liability company (“VC LLC”, and together with VC III LP, VEF III LP, VC IV LP, VCP III LP and VCP IV LP, “Vector Capital”), and (x) Alexander R. Slusky, an individual (“Mr. Slusky”, and together with Purchaser, Merger Sub, and Vector Capital, the “Purchaser Group”), (xi) Robert I. Chen, Chairman and Chief Executive Officer of RAE Systems, (xii) Peter C. Hsi, Chief Technology Officer of RAE Systems, (xiii) Chen Revocable Trust DTD 5/8/2001 (the “RLC Trust”), a revocable trust organized under the laws of the State of California for the purpose of holding assets of Robert I. and Lien Q. Chen in trust, (xii) the Chen Family Foundation (the “Chen Foundation”), a corporation organized under the laws of the State of California to hold certain assets of Robert I. and Lien Q. Chen for estate planning purposes, (xiv) Lien Q. Chen, and (xv) Hsi Family Trust, a trust organized under the laws of the State of California for the purpose of holding assets of Peter C. Hsi and Sandy Hsi in trust (the “Hsi Family Trust” and together with Mr. Chen, Dr. Hsi, Ms. Chen, and the RLC Trust, the “Rollover Holders”) (and collectively with RAE Systems and the Purchaser Group, the “Filing Persons”).
     This Schedule relates to the Agreement and Plan of Merger, dated as of January 18, 2011 (the “Merger Agreement”), by and among Purchaser, Merger Sub and RAE Systems. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into RAE Systems (the “merger”), and each outstanding share of RAE Systems’ common stock (other than shares as to which dissenters’ rights have been properly exercised and except as described below with respect to 13,392,857 shares of RAE Systems common stock beneficially owned by the Rollover Holders (the “Rollover Shares”)) will be converted into the right to receive $1.75, without interest. Each of RLC Trust and the Hsi Family Trust has entered into Rollover Agreements, dated as of January 18, 2011, with Purchaser (the “Rollover Agreements”). Under the terms of the Rollover Agreements, the Rollover Holders have agreed to contribute, immediately prior to the effective time of the merger, 13,392,857 Rollover Shares, which will be valued at $1.75 per share, and in exchange for the Rollover Shares, the Rollover Holders will receive preferred and common stock in Purchaser, at the same valuation as the cash investment made by Vector Capital and Profit Spring Investments Limited (“PSIL”), an affiliate of CITIC Capital MB Investment Limited. Purchaser expects to fund the aggregate merger consideration and all related fees and expenses with a combination of equity financing to be provided by Vector Capital and PSIL, debt financing to be provided by one or more lenders, if available, and available cash balances of RAE Systems. The Merger Agreement contains representations, warranties and covenants of RAE Systems, Purchaser and Merger Sub, including among others, covenants by RAE Systems concerning the conduct of RAE Systems’ business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the merger. The closing of the Merger is subject to closing conditions, including approval of the merger by the holders of a majority of RAE Systems’ outstanding common stock. Mr. Chen and Dr. Hsi (collectively, the “Voting Parties”) who beneficially hold, directly or indirectly, approximately 31% of RAE Systems’ outstanding common stock, have also entered into voting agreements with Purchaser pursuant to which they have agreed to vote their shares in favor of the merger and against any other acquisition proposals, and further agreed to certain restrictions on the transfer of their shares and have granted Purchaser and Vector Capital a proxy to vote such shares in favor of the merger in the event either Voting Party fails to do so.
     Concurrently with the filing of this Schedule, RAE Systems is filing with the Securities and Exchange Commission a proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders of RAE Systems at which the stockholders of RAE Systems will consider and vote upon a proposal to approve the terms of the merger and adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.
     The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement.
     The information contained in this Schedule and/or the Proxy Statement concerning each Filing Person was supplied by such Filing Person. No Filing Person (including RAE Systems) takes responsibility for the accuracy of information supplied by any other Filing Person

Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	Name and Address. The principal executive office of the subject company, RAE Systems Inc., is 3775 North First Street, San Jose, California 95134, and its telephone number is (408) 952-8200.

(b)	Securities. The information set forth under the caption “The Special Meeting—Record Date; Stock Entitled to Vote; Quorum” of the Proxy Statement is incorporated herein by reference. The exact title of the subject class of equity securities is common stock, $0.001 par value per share.

(c)	Trading Market and Price. The information set forth under the caption “Important Information Concerning RAE Systems—Market Price and Dividend Data” of the Proxy Statement is incorporated herein by reference.

(d)	Dividends. The information set forth under the caption “Important Information Concerning RAE Systems—Market Price and Dividend Data” of the Proxy Statement is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth under the caption “Important Information Concerning RAE Systems—Prior Public Offerings” of the Proxy Statement is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth under the caption “Important Information Concerning RAE Systems—Transactions in Shares” of the Proxy Statement is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a)	Name and Address.

The business address and business telephone number of RAE Systems, the subject company, and all of directors and executive officers of RAE Systems are as stated in Item 2(a).

Robert I. Chen is the Chairman and Chief Executive Officer of RAE Systems. Peter C. Hsi is the Chief Technology Officer of RAE Systems. Lien Q. Chen is the Director of Information Systems of RAE Systems.

Chen Revocable Trust DTD 5/8/2001 (the “RLC Trust”) is organized under the laws of the State of California for the purpose of holding assets of Robert I. and Lien Q. Chen in trust. Robert I. and Lien Q. Chen serve as the trustees of the RLC Trust. The business address of the RLC Trust is c/o Robert I. Chen, RAE Systems Inc., 3775 North First Street, San Jose, California 95134. The telephone number for the RLC Trust is (408) 952-8200.

The Chen Family Foundation (the “Chen Foundation”) is a corporation organized under the laws of the State of California to hold certain assets of Robert I. and Lien Q. Chen for estate planning purposes. Robert I. and Lien Q. Chen serve as directors of the Chen Foundation. The business address of the Chen Foundation is c/o Robert I. Chen, RAE Systems Inc., 3775 North First Street, San Jose, California 95134. The telephone number for the Chen Foundation is (408) 952-8200.

Hsi Family Trust (the “Hsi Family Trust”) is organized under the laws of the State of California for the purpose of holding assets of Peter C. Hsi and Sandy Hsi in trust. Peter and Sandy Hsi serve as the trustees of the Hsi Family Trust. The business address of the Hsi Family Trust is c/o Peter C. Hsi, RAE Systems Inc., 3775 North First Street, San Jose, California 95134. The telephone number for the Hsi Family Trust is (408) 952-8200.

Each of VC III LP, VEF III LP and VC IV LP is a Delaware limited partnership. VCP III LP is an exempt Cayman limited partnership and general partner of VC III LP and VEF III LP. VCP IV LP is an exempt Cayman limited partnership and general partner of VC IV LP. VC LLC is a Delaware limited liability company and general partner of VCP III LP and VCP IV LP. Mr. Slusky is the sole managing member of VC LLC. The business address of each is One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105, (415) 293-5000.

(b)	Business and Background of Entities.

The information required by this item with respect to the Purchaser Group is set forth under the captions “Summary Term Sheet—Ray Holding Corporation and Ray Merger Sub” and “Special Factors – Parties to the Merger Agreement” of the Proxy Statement and is incorporated herein by reference. The state of organization of each of Purchaser, Merger Sub, VC III LP, VEF III LP, VC IV LP, and VC LLC is Delaware, VCP III LP and VCP IV LP are exempt Cayman limited partnerships, and Mr. Slusky is a United States citizen. During the past five years, no member of the Purchaser Group has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The state of organization of each of the RLC Trust, the Hsi Family Trust and the Chen Foundation is California. During the past five years, none of the RLC Trust, the Hsi Family Trust or the Chen Foundation have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and Background of Natural Persons.

The information required by this item with respect to all of the directors and executive officers of RAE Systems, including Mr. Chen and Dr. Hsi, is set forth under the captions “Important Information Concerning RAE Systems —Directors and Executive Officers of RAE Systems” and “Important Information Concerning RAE Systems—Security Ownership of Certain Beneficial Owners and Management” of the Proxy Statement and is incorporated herein by reference. During the past five years, none of the directors or executive officers of RAE Systems has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the directors and officers of RAE Systems are U.S. citizens except Sigrun Hjelmqvist (Sweden) and Christopher Hameister (Australia) and their business telephone number is (408) 952-8200.

The information required by this item with respect to the Purchaser Group is set forth under the captions “Important Information Concerning RAE Systems—Directors and Executive Officers of the Purchaser Group” of the Proxy Statement and is incorporated herein by reference. During the last five years, none of Alex Slusky, David Fishman, Andrew Fishman, David Baylor, or Roy Kelvin has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the individuals listed in this paragraph is a U.S. citizen and his business telephone number is (415) 293-5000.

The information required by this item with respect to Voting Parties pertaining to Mr. Chen as a trustee and director of the RLC Trust and the Chen Foundation, respectively, and Dr. Hsi as a trustee of the Hsi Family Trust, is set forth under the captions “Important Information Concerning RAE Systems —Directors and Officers of Voting Parties” of the Proxy Statement and is incorporated herein by reference. Lien Q. Chen, Mr. Chen’s spouse, is also a trustee and director of the RLC Trust and the Chen Foundation, respectively. Ms. Chen’s principal business occupation is Director of Information Systems of RAE Systems, which position she has held for over five years. Ms. Chen’s business address is RAE Systems Inc., 3775 North First Street, San Jose, California 95134, and the telephone number for Ms. Chen is (408) 952-8200. Sandy Hsi, Dr. Hsi’s spouse, is also a trustee of the Hsi Family Trust. Ms. Hsi’s principal business occupation is director of Seed2Sprout Learning Center located at 7485 Village Parkway, Dublin, California, which position she has held for over five years. Ms. Hsi’s business number is (925) 828-2468. Each of Mr. Chen, Dr. Hsi, Ms. Chen and Ms. Hsi is a U.S. citizen and during the last five years none of them has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.
(a)(2)	Material Terms. The information set forth under the captions “Summary Term Sheet,” “Questions and Answers about the Merger and the Special Meeting,” “The Merger Agreement,” “Special Factors” and “The Special Meeting—Vote Required” of the Proxy Statement is incorporated herein by reference.

(c)	Different Terms. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Purposes and Plans for RAE Systems After the Merger,” “Special Factors—Financing,” “Special Factors—Rollover Agreements,” “Special Factors—Voting Agreements,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Our Directors and Executive Officers in the Merger” and “The Merger Agreement—Merger Consideration” of the Proxy Statement is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth under the captions “Special Factors—Appraisal Rights” and “Annex C—Section 262 of the Delaware General Corporation Law” of the Proxy Statement is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. The information set forth under the caption “Special Factors—Provisions for Unaffiliated Security Holders” of the Proxy Statement is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a)	Transactions. The information set forth under the captions “Special Factors—Background of the Merger” of the Proxy Statement is incorporated herein by reference. During the past two years, no other transactions have occurred between the natural persons listed in the second paragraph of Item 3(c) above, on the one hand, and any executive officer or director of RAE Systems or RAE Systems, on the other hand.

(b)	Significant Corporate Events. The information set forth under the caption “Special Factors—Background of the Merger” of the Proxy Statement is incorporated herein by reference.

(c)	Negotiations or Contacts. The information set forth under the caption “Special Factors—Background of the Merger” of the Proxy Statement is incorporated herein by reference.

(d)	Conflicts of Interest. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Rollover Agreements,” “Special Factors—Voting Agreements,” “Special Factors—Certain Effects of the Merger,” and “Special Factors—Interests of Our Directors and Executive Officers in the Merger” of the Proxy Statement is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Financing,” “Special Factors—Rollover Agreements,” “Special Factors—Voting Agreements,” “Special Factors—Interests of Our Directors and Executive Officers in the Merger” and “The Merger Agreement” of the Proxy Statement is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(b)	Use of Securities Acquired. The information set forth under the captions “Special Factors—Certain Effects of the Merger” and “The Merger Agreement” of the Proxy Statement is incorporated herein by reference.

(c)(1)-(8)	Plans. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Purposes and Plans for RAE Systems After the Merger,” “Special Factors—Interests of Our Directors and Executive Officers in the Merger—Transactions with the Rollover Holders,” and “The Merger Agreement” of the Proxy Statement is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a)	Purposes. The information set forth under the captions “Summary Term Sheet,” “Questions and Answers about the Merger and the Special Meeting,” “Special Factors—Reasons for the Merger of RAE Systems and Recommendation of the Board of Directors,” “Special Factors— Purposes and Reasons for the Merger of the Purchaser Group” and “Special Factors—Purposes and Reasons of the Rollover Holders for the Merger and Position of the Rollover Holders as to the Fairness of the Merger” of the Proxy Statement is incorporated herein by reference.

(b)	Alternatives. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger of RAE Systems and Recommendation of the Board of Directors,” “Special Factors— Purposes and Reasons for the Merger of the Purchaser Group” and “Special Factors—Purposes and Reasons of the Rollover Holders for the Merger and Position of the Rollover Holders as to the Fairness of the Merger” of the Proxy Statement is incorporated herein by reference.

(c)	Reasons. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger of RAE Systems and Recommendation of the Board of Directors,” “Special Factors— Purposes and Reasons for the Merger of the Purchaser Group,” “Special Factors—Purposes and Reasons of the Rollover Holders for the Merger and Position of the Rollover Holders as to the Fairness of the Merger” and “Special Factors—Purposes and Plans for RAE Systems After the Merger” of the Proxy Statement is incorporated herein by reference.

(d)	Effects. The information set forth under the captions “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Our Directors and Executive Officers in the Merger,” “Special Factors—Material U.S. Federal Income Tax Consequences of the Merger,” “Special Factors—Purposes and Plans for RAE Systems After the Merger,” “Special Factors—Appraisal Rights” and “Annex C—Section 262 of the Delaware General Corporation Law” of the Proxy Statement is incorporated herein by reference.
Item 8. Fairness of the Transaction.
(a)	Fairness. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Background of the Merger,” “Special Factors—Opinion of the Financial Advisor to RAE Systems’ Special Committee,” “Special Factors—Reasons for the Merger of RAE Systems and Recommendation of the Board of Directors,” “Special Factors—Position of the Purchaser Group as to the Fairness of the Merger” and “Special Factors—Purposes and Reasons of the Rollover Holders for the Merger and Position of the Rollover Holders as to the Fairness of the Merger” of the Proxy Statement, and the information set forth in “Annex B—Opinion of UBS Securities LLC” to the Proxy Statement, is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger of RAE Systems and Recommendation of the Board of Directors,” “Special Factors—Opinion of the Financial Advisor to RAE Systems’ Special Committee,” “Special Factors—Position of the Purchaser Group as to the Fairness of the Merger” “Special Factors—Purposes and Reasons of the Rollover Holders for the Merger and Position of the Rollover Holders as to the Fairness of the Merger,” “Special Factors—Purposes and Plans for RAE Systems After the Merger” and “Special Factors—Interests of Our Directors and Executive Officers in the Merger” of the Proxy Statement, and the information set forth in “Annex B—Opinion of UBS Securities LLC” to the Proxy Statement, is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth under the caption “The Special Meeting—Vote Required” of the Proxy Statement is incorporated herein by reference.

(d)	Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors. The information set forth under the “Special Factors—Reasons for the Merger of RAE Systems and Recommendation of the Board of Directors” of the Proxy Statement is incorporated herein by reference.

(f)	Other Offers. The information set forth under the caption “Special Factors—Background of the Merger” and “Special Factors—Reasons for the Merger of RAE Systems and Recommendation of the Board of Directors” of the Proxy Statement is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations.
(a)	Report, Opinion, or Appraisal. The information set forth under the captions “Special Factors—Background of the Merger,” “Summary Term Sheet” and “Special Factors—Opinion of the Financial Advisor to RAE Systems’ Special Committee” of the Proxy Statement, and the information set forth in “Annex B—Opinion of UBS Securities LLC” to the Proxy Statement, is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Opinion of the Financial Advisor to RAE Systems’ Special Committee” and “Special Factors—Financing” of the Proxy Statement, and the information set forth in “Annex B—Opinion of UBS Securities LLC” to the Proxy Statement, is incorporated herein by reference.

(c)	Availability of Documents. The information set forth under the caption “Other Matters—Where You Can Find More Information” of the Proxy Statement is incorporated herein by reference.

The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of RAE Systems during regular business hours by any interested holder of RAE Systems common stock or any representative who has been so designated in writing.
Item 10. Source and Amounts of Funds or Other Consideration.
(a)	Source of Funds. The information set forth under the captions “Summary Term Sheet —Financing”, “Special Factors—Financing” and “Special Factors—Guarantee of Payment of Merger Consideration” of the Proxy Statement is incorporated herein by reference.

(b)	Conditions. The information set forth under the captions “Summary Term Sheet —Financing”, “Special Factors—Financing” “Special Factors—Guarantee of Payment of Merger Consideration” of the Proxy Statement is incorporated herein by reference.

(c)	Expenses. The information set forth under the caption “Special Factors—Estimated Fees and Expenses” of the Proxy Statement is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth under the captions “Special Factors—Financing” of the Proxy Statement is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company.
(a)	Securities Ownership. The information required by this item with respect to all directors and executive officers of RAE Systems, including Mr. Chen and Dr. Hsi, is set forth under the caption “Important Information Concerning RAE Systems —Security Ownership of Certain Beneficial Owners and Management” of the Proxy Statement and is incorporated herein by reference. As a result of the Voting Agreements, as described in the Proxy Statement, the Purchaser Group, including Mr. Slusky, may be deemed to be beneficial owners of the shares of RAE Systems common stock held by Mr. Chen and Dr. Hsi. The Purchaser Group expressly disclaims beneficial ownership of such shares. The Purchaser Group collectively beneficially owns 2,900,000 shares of RAE Systems common stock.

(b)	Securities Transactions. The information set forth under the caption “Important Information Concerning RAE Systems —Transactions in Shares” of the Proxy Statement is incorporated herein by reference. Except for the execution of the Voting Agreements, as described in the Proxy Statement, the Purchaser Group has not effected any transaction in RAE Systems common stock during the past 60 days. Except for the execution of the Voting Agreements, as described in the Proxy Statement, Mr. Chen, Dr. Hsi, Ms. Chen, the RLC Trust, the Chen Foundation and the Hsi Family Trust have not effected any transaction in RAE Systems common stock during the past 60 days.
Item 12. The Solicitation or Recommendation.
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions “Summary Term Sheet,” “Questions and Answers about the Merger and the Special Meeting—Q: How do RAE Systems directors and executive officers intend to vote?,” “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger of RAE Systems and Recommendation of the Board of Directors,” “Special Factors—Opinion of the Financial Advisor to RAE Systems’ Special Committee,” “Special Factors—Purposes and Reasons of the Rollover Holders for the Merger and Position of the Rollover Holders as to the Fairness of the Merger,” “Special Factors—Purposes and Plans for RAE Systems After the Merger,” “Special Factors—Voting Agreements” and “Important Information Concerning RAE Systems —Directors and Executive Officers of RAE Systems” of the Proxy Statement is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth under the caption “Special Factors—Reasons for the Merger of RAE Systems and Recommendation of the Board of Directors,” “Special Factors—Background of the Merger,” “Special Factors—Opinion of the Financial Advisor to RAE Systems’ Special Committee,” “Special Factors—Purposes and Reasons of the Rollover Holders for the Merger and Position of the Rollover Holders as to the Fairness of the Merger” and “Special Factors—Purposes and Plans for RAE Systems After the Merger” of the Proxy Statement is incorporated herein by reference.

Item 13. Financial Statements.
(a)	Financial Information. The information set forth under (i) the captions “Important Information Concerning RAE Systems—Selected Historical Financial Data,” “Important Information Concerning RAE Systems—Ratio of Earnings to Fixed Charges,” and “Important Information Concerning RAE Systems—Book Value Per Share” of the Proxy Statement, (ii) the captions “Consolidated Balance Sheets,” “Consolidated Statements of Operations,” “Consolidated Statements of Shareholders’ Equity and Comprehensive Loss,” and “Consolidated Statements of Cash Flows” in RAE Systems’ Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 12, 2010, and (iii) the captions “Condensed Consolidated Statements of Operations,” “Condensed Consolidated Balance Sheets,” and “Condensed Consolidated Statements of Cash Flows” in RAE Systems’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed with the SEC on November 5, 2010, is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. The information set forth under the captions “The Special Meeting—Solicitation of Proxies and Expense,” “Special Factors—Estimated Fees and Expenses” and “Special Factors—Interests of Our Directors and Executive Officers in the Merger” of the Proxy Statement is incorporated herein by reference.

(b)	Employees and Corporate Assets. The information set forth under the captions “The Special Meeting —Solicitation of Proxies and Expense” and “Special Factors—Interests of Our Directors and Executive Officers in the Merger” of the Proxy Statement is incorporated herein by reference.
Item 15. Additional information.
Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference. There is litigation related to the Merger. The information set forth under the caption “Special Factors—Litigation Related to the Merger” of the Proxy Statement is incorporated herein by reference.
Item 16. Exhibits.

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary copy of Letter to Stockholders from the Secretary of RAE Systems Inc., incorporated by reference to Schedule 14A filed by RAE Systems Inc. on January 31, 2011 (the “Proxy Statement”).

(a)(2)(ii)	Preliminary copy of Notice of Special Meeting of Stockholders, incorporated by reference to the Proxy Statement.

(a)(2)(iii)	Preliminary form of Proxy Card, incorporated by reference to the Proxy Statement.

(a)(3)	Preliminary Proxy Statement, incorporated by reference to the Proxy Statement.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by RAE Systems Inc. dated January 18, 2011, incorporated by reference to Schedule 14A Information Statement filed pursuant to Rule 14a-12 by RAE Systems Inc. on January 18, 2011.

(a)(5)(ii)	Guarantee, dated as of January 18, 2011, by Vector Capital III, L.P. and Vector Capital IV, L.P. in favor of RAE Systems Inc., incorporated by reference to Exhibit C to Exhibit 2.1 of the Current Report on Form 8-K filed by RAE Systems Inc. on January 19, 2011.

(b)	Not applicable.

(c)(1)	Financial analysis materials prepared by UBS Securities, in connection with its presentation to the Special Committee of RAE Systems Inc.’s Board of Directors on September 19, 2010, filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on October 21, 2010.

(c)(2)	Financial analysis materials prepared by UBS Securities, in connection with its presentation to the Special Committee of RAE Systems Inc.’s Board of Directors on April 13, 2010, filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on October 21, 2010.

(c)(3)	Opinion of UBS Securities, LLC, dated September 19, 2010, incorporated by reference to Annex B to the Proxy Statement.

(d)(1)	Agreement and Plan of Merger, dated as of January 18, 2011, by and among RAE Systems Inc., Ray Holding Corporation and Ray Merger Sub Corporation, incorporated by reference to Annex A to the Proxy Statement.

(d)(2)	Form of Voting Agreement, dated as of January 18, 2011, by and between RAE Systems Inc. and each of Robert I. Chen and Peter Hsi respectively, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by RAE Systems Inc. on January 19, 2011.

(d)(3)	Form of Rollover Agreement, dated as of January 18, 2011, by and between Chen Revocable Trust DTD 5/8/2001 and Hsi Family Trust, respectively, incorporated by reference to the Schedule 13D filed by Vector Capital III, L.P.., et. al. on January 28, 2011.

(d)(4)	Reference is made to Exhibit (a)(5)(ii).

(e)	Not applicable.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated February 22, 2011

RAE SYSTEMS INC.
By:	/s/ Randall K. Gausman
	Name:	Randall K. Gausman
	Title:	Chief Financial Officer

CHEN REVOCABLE TRUST DTD 5/8/2001
By:	/s/ Robert I. Chen
	Name:	Robert I. Chen
	Title:	Trustee

By:	/s/ Lien Q. Chen
	Name:	Lien Q. Chen
	Title:	Trustee

CHEN FAMILY FOUNDATION
By:	/s/ Robert I. Chen
	Name:	Robert I. Chen

By:	/s/ Lien Q. Chen
	Name:	Lien Q. Chen

ROBERT I. CHEN
By:	/s/ Robert I. Chen
	Name:	Robert I. Chen

LIEN Q. CHEN
By:	/s/ Lien Q. Chen
	Name:	Lien Q. Chen

HSI FAMILY TRUST
By:	/s/ Peter C. Hsi
	Name:	Peter C. Hsi
	Title:	Trustee

By:	/s/ Sandy Hsi
	Name:	Sandy Hsi
	Title:	Trustee

PETER C. HSI
By:	/s/ Peter C. Hsi
	Name:	Peter C. Hsi

RAY HOLDING CORPORATION
By:	/s/ David Baylor
	Name:	David Baylor
	Title:	President

RAY MERGER SUB CORPORATION
By:	/s/ David Baylor
	Name:	David Baylor
	Title:	President

VECTOR CAPITAL III, L.P. By: Vector Capital Partners III, L.P., its General Partner By: Vector Capital, L.L.C., its General Partner
By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	Member Manager

VECTOR ENTREPRENEUR FUND III, L.P. By: Vector Capital Partners III, L.P., its General Partner By: Vector Capital, L.L.C., its General Partner
By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	Member Manager

VECTOR CAPITAL IV, L.P. By: Vector Capital Partners IV, L.P., its General Partner By: Vector Capital, L.L.C., its General Partner
By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	Member Manager

VECTOR CAPITAL PARTNERS III, L.P. By: Vector Capital, L.L.C., its General Partner
By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	Member Manager

VECTOR CAPITAL PARTNERS IV, L.P. By: Vector Capital, L.L.C., its General Partner
By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	Member Manager

VECTOR CAPITAL, L.L.C.
By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	Member Manager

ALEXANDER R. SLUSKY
/s/ Alexander R. Slusky
Alexander R. Slusky